Exhibit 8.1

List of Subsidiaries of the Company

Name of Entity	Jurisdiction of Incorporation/Organization
LK Technology Ltd.	British Virgin Islands
Topsky Info-tech Holdings Pte Ltd.	Singapore
Superengine Holdings Limited	British Virgin Islands
MMB Limited	Hong Kong
Mobile Media (China Limited)	Hong Kong
Zhong Chuan Tian Xia Information and Technology (Beijing) Limited	Beijing, PRC
Zhong Chuan Xia Information and Technology (Shenzhen) Limited	Shenzhen, PRC
Beijing Zhong Chuan Shi Xun Technology Limited (VIE Entity)	Beijing, PRC
Jiangsu Zhong Chuan Rui You Information and Technology Limited (VIE Entity)	Jiangsu, PRC
Huoerguosi Luokuang Information and Technology Limited (VIE Entity)	Huoerguosi, PRC
Shenzhen Jiu Zhou Shi Dai Digital Technology Limited	Shenzhen, PRC